UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 1) *

NAME

Calix, Inc

(Name of Issuer)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

13100M509

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13100M509	SCHEDULE 13G	Page 2

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TeleSoft Partners II SBIC, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,286,886
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,286,886
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,886
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 2.7%
12.	Type of Reporting Person PN

CUSIP NO. 13100M509	SCHEDULE 13G	Page 3

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TeleSoft Partners II QP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,160,747
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,160,747
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,160,747
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person PN

CUSIP NO. 13100M509	SCHEDULE 13G	Page 4

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TeleSoft Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 78,979
	6.	Shared Voting Power
	7.	Sole Dispositive Power 78,979
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,979
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person PN

CUSIP NO. 13100M509	SCHEDULE 13G	Page 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TeleSoft NP Employee Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,514
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,514
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,514
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person OO

CUSIP NO. 13100M509	SCHEDULE 13G	Page 6

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TeleSoft Management II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,526,612
	6.	Shared Voting Power
	7.	Sole Dispositive Power 2,526,612
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person OO

CUSIP NO. 13100M509	SCHEDULE 13G	Page 7

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TeleSoft II SBIC-GP, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,286,886
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,286,886
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,886
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 2.7%
12.	Type of Reporting Person OO

CUSIP NO. 13100M509	SCHEDULE 13G	Page 8

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Arjun Gupta
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 2,526,612
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 2,526,612
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person IN

CUSIP NO. 13100M509	SCHEDULE 13G	Page 9

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Allan James Howard
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 1,514
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 1,514
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,514
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person IN

CUSIP NO. 13100M509	SCHEDULE 13G	Page 10

Item 1(a).	Name of Issuer:

Calix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1035 North McDowell Boulevard, Peteluma, CA 94954

Item 2(a).	Name of Person Filing:

This is being filled out on behalf of the following:

(i)	TeleSoft Partners II SBIC, L.P., a Delaware limited partnership*

(ii)	TeleSoft Partners II QP, L.P., a Delaware limited partnership

(iii)	TeleSoft Partners II, L.P., a Delaware limited partnership

(iv)	TeleSoft NP Employee Fund, L.L.C., a Delaware limited liability company

(v)	TeleSoft Management II, L.L.C., a Delaware limited liability company

(vi)	TeleSoft II SBIC-GP, Inc., a Delaware corporation*

(vii)	Arjun Gupta, a manager of TeleSoft Management II, L.L.C.

(viii)	Allan James Howard, a manager of the TeleSoft NP Employee Fund, L.L.C.

Mr. Gupta, the “manager,” may be deemed to have shared voting and investment power over the shares held by each of the TeleSoft Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by the TeleSoft Investing Entities by virtue of their status as controlling persons of each of the TeleSoft GP Entities. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. Each of the TeleSoft GP Entities disclaims beneficial ownership of the shares held by the TeleSoft Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

*	On May 15, 2012, TeleSoft Partners II SBIC, L.P. became TeleSoft Partners II-A, L.P. and Telesoft II SBIC-GP, Inc. became Telesoft Partners II-A GP, Inc.

Item 2(b).	Address of Principal Business Office or, in None, Residence:

The Address for each of the Reporting Persons is:

Metro Tower

950 Tower Lane, Suite 1600

Foster City, CA 94404

CUSIP NO. 13100M509	SCHEDULE 13G	Page 11

Item 2(c).	Citizenship:

TeleSoft Partners II SBIC, L.P.	Delaware

TeleSoft Partners II QP, L.P.	Delaware

TeleSoft Partners II, L.P.	Delaware

TeleSoft NP Employee Fund, L.L.C.	Delaware

TeleSoft Management II, L.L.C.	Delaware

TeleSoft II SBIC-GP, Inc.	Delaware

Arjun Gupta	United States of America

Allan James Howard	United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

13100M509

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

CUSIP NO. 13100M509	SCHEDULE 13G	Page 12

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:             .

As of December 31, 2011, each of the following is the owner of record of the shares of Common Stock set forth next to his or its name:

TeleSoft Partners II SBIC, L.P.	1,286,886

TeleSoft Partners II QP, L.P.	1,160,747

TeleSoft Partners II, L.P.	78,979

TeleSoft NP Employee Fund, L.L.C.	1,514

TeleSoft Management II, L.L.C.	2,526,612

TeleSoft II SBIC-GP, Inc.	1,286,886

Arjun Gupta	2,526,612

Allan James Howard	1,514

CUSIP NO. 13100M509	SCHEDULE 13G	Page 13

(b) Percent of class:             .

TeleSoft Partners II SBIC, L.P.	2.7%

TeleSoft Partners II QP, L.P.	2.4%

TeleSoft Partners II, L.P.	0.2%

TeleSoft NP Employee Fund, L.L.C.	0.0%

TeleSoft Management II, L.L.C.	5.3%

TeleSoft II SBIC-GP, Inc.	2.7%

Arjun Gupta	5.3%

Allan James Howard	0.0%

(c) Number of shares as to which the person has:

(c) Number of shares as to which the Reporting Person has:

Reporting Person	(i)	(ii)	(iii)	(iv)
TeleSoft Partners II SBIC, L.P.	1,286,886	0	1,286,886	0
TeleSoft Partners II QP, L.P.	1,160,747	0	1,160,747	0
TeleSoft Partners II, L.P.	78,979	0	78,979	0
TeleSoft NP Employee Fund, L.L.C.	1,514	0	1,514	0
TeleSoft Management II, L.L.C.	2,526,612	0	2,526,612	0
TeleSoft II SBIC-GP, Inc.	1,286,886	0	1,286,886	0
Arjun Gupta	0	2,526,612	0	2,526,612
Allan James Howard	0	1,514	0	1,514

CUSIP NO. 13100M509	SCHEDULE 13G	Page 14

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

CUSIP NO. 13100M509	SCHEDULE 13G	Page 15

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d–1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification.

Not Applicable.

CUSIP NO. 13100M509	SCHEDULE 13G	Page 16

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 28, 2012.

TeleSoft Partners II SBIC, L.P.

By:	TeleSoft II SBIC-GP, Inc.

	By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Chief Financial Officer

Allan James Howard

	By:	/s/ Allan James Howard
Name: Allan James Howard

Arjun Gupta

	By:	/s/ Arjun Gupta
Name: Arjun Gupta

TeleSoft Partners II, L.P.

By:	TeleSoft Management II, L.L.C.

	By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Chief Financial Officer

TeleSoft Partners II QP, L.P.

By:	TeleSoft Management II, L.L.C.

	By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Chief Financial Officer

CUSIP NO. 13100M509	SCHEDULE 13G	Page 17

TeleSoft NP Employee Fund, L.L.C.

By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Manager

TeleSoft Management II, L.L.C.

By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Chief Financial Officer

TeleSoft II SBIC-GP, Inc.

By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Chief Financial Officer

CUSIP NO. 13100M509	SCHEDULE 13G	Page 18

CUSIP No. 13100M509

EXHIBIT A

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Calix, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 28th day of September, 2012.

DATED: September 28, 2012.

TeleSoft Partners II SBIC, L.P.

By:	TeleSoft II SBIC-GP, Inc.

	By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Chief Financial Officer

Allan James Howard

	By:	/s/ Allan James Howard
Name: Allan James Howard

Arjun Gupta

	By:	/s/ Arjun Gupta
Name: Arjun Gupta

TeleSoft Partners II, L.P.

By:	TeleSoft Management II, L.L.C.

	By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Chief Financial Officer

CUSIP NO. 13100M509	SCHEDULE 13G	Page 19

TeleSoft Partners II QP, L.P.

By:	TeleSoft Management II, L.L.C.

	By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Chief Financial Officer

TeleSoft NP Employee Fund, L.L.C.

	By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Manager

TeleSoft Management II, L.L.C.

	By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Chief Financial Officer

TeleSoft II SBIC-GP, Inc.

	By:	/s/ Allan James Howard
Name: Allan James Howard
Title: Chief Financial Officer